TOMRA®

RECEIVED

082-03334

***Securities and Exchange Commission***
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07021804

Asker, 7 March 2007

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

dlw 3/15

07.03.2007 08:38:59 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 160,000 own shares at an average price of NOK 44.74 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,606,614 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 March 2007
Tomra Systems ASA

02.03.2007 07:36:21 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS** meldepliktig handel

---

The Tomra Systems ASA Board has in accordance with proxies given at the Extraordinary General Meeting 19 December 2006, redeemed 203,286 vested options under the Group`s option programs for management and employees.

The redemption is executed with the use of the company`s own treasury shares, which has been sold at Oslo Stock Exchange on the employees behalf at a price of NOK47.00 per share. After the transaction, Tomra Systems ASA holds 1,446,614 treasury shares.

Management program 2004-2006
Out of 39,500 vested, not exercised options at a strike price of NOK33.10, 39,500 are today redeemed.

Management program 2005-2007
Out of 203,000 vested, not exercised options at a strike price of NOK27.73, 92,000 are today redeemed.

Employee program 2003-2008
Out of 379,074 vested, not exercised options at a strike price of NOK45.10, 17,182 are today redeemed.

Employee program 2004-2009
Out of 100,207 vested, not exercised options at a strike price of NOK40.10, 8,446 are today redeemed.

Employee program 2005-2010
Out of 301,455 vested, not exercised options at a strike price of NOK33.30, 46,158 are today redeemed.

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

For further information, please contact:
CFO Espen Gundersen +47 97 68 73 01

Asker, 1 March 2007
Tomra Systems ASA

01.03.2007 15:39:30 Marked=OB Utsteder=Tomra Systems ASA Instrument=TOM **REDUCTION OF SHARE CAPITAL** firmaattest

---

Tomra Systems ASA has completed a reduction of the share capital by way of cancellation of 8,951,647 shares at par value NOK 1.00. The capital reduction was granted by the Extraordinary General Meeting held 19 December 2006 as part of a share buyback program. Under this program, 9,080,100 TOMRA shares were bought back in the period between 14 August 2006 and 14 December 2006. The buyback transactions were continuously disclosed at the Oslo Stock Exchange and on www.tomra.com. Out of the total 9,080,100 shares that were bought back, 128,453 shares were used to fulfill TOMRA`s obligations under employee stock option programs. Thus, the total number of shares outstanding after this capital reduction is 164,690,217, each with a par value of NOK 1.00.

A new Certificate of Registration has been sent to the Oslo Stock Exchange.

For further information, please contact CFO Espen Gundersen at +47 97 68 73 01.

Asker, 1 March 2007
Tomra Systems ASA

26.02.07 09:57 Marked=OB TOM **ANNUAL INFORMATION** årsoversikt 721K

Issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual statement of information made available to the public, cf the Stock Exchange Regulations section 5-2 fifth paragraph. Attached at www.newsweb.no is an annual overview for Tomra Systems ASA for 2006.

TOMRA SYSTEMS ASA
082 - 03334

OSLO BØRS NewsWeb

Ticker: TOM Ant meldinger: 95 Fra: 01.01.2006 Marked: --- alle ---
Meldingstype: --- alle --- Til: 31.12.2006 Vis

| Dato/tid | Marked | Ticker | Melding | Vedlegg | Meldingstype |
|---|---|---|---|---|---|
| 28.12.2006 07:39 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 28.12.2006 07:39 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 22.12.2006 07:32 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 22.12.2006 07:31 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 21.12.2006 07:30 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 21.12.2006 07:30 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 19.12.2006 13:35 | OB | TOM | MINUTES FROM EXTRAORDINARY GENERAL MEETING | 198K | GENERALFORSAMLINGSINFO |
| 19.12.2006 13:35 | OB | TOM | PROTOKOLL FRA EKSTRAORDINÆR GENERALFORSAMLING | 176K | GENERALFORSAMLINGSINFO |
| 18.12.2006 13:12 | OB | TOM | FINANCIAL CALENDAR 2007 | | FINANSIELL KALENDER |
| 18.12.2006 13:12 | OB | TOM | FINANSIELL KALENDER 2007 | | FINANSIELL KALENDER |
| 15.12.2006 08:34 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 15.12.2006 08:34 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 14.12.2006 08:17 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 14.12.2006 08:17 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 08.12.2006 08:08 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 08.12.2006 08:07 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 07.12.2006 07:55 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 07.12.2006 07:55 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 06.12.2006 07:45 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 06.12.2006 07:45 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 05.12.2006 08:12 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 05.12.2006 08:12 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 05.12.2006 07:33 | OB | TOM | NOTICE OF EXTRAORDINARY SHAREHOLDERS MEETING | 396K | GENERALFORSAMLINGSINFO |
| 05.12.2006 07:32 | OB | TOM | INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING | 378K | GENERALFORSAMLINGSINFO |
| 04.12.2006 07:46 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 04.12.2006 07:46 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 01.12.2006 07:42 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 01.12.2006 07:42 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 30.11.2006 08:02 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 30.11.2006 08:02 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 29.11.2006 07:34 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 29.11.2006 07:34 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 27.11.2006 07:39 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 27.11.2006 07:39 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 24.11.2006 07:51 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 24.11.2006 07:51 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 23.11.2006 07:48 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 23.11.2006 07:48 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 22.11.2006 08:02 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |

| | | | | |
|---|---|---|---|---|
| 22.11.2006 08:02 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 21.11.2006 08:40 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 21.11.2006 08:40 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 20.11.2006 07:42 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 20.11.2006 07:42 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 16.11.2006 07:45 OB | TOM | REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS | | MELDEPLIKTIG HANDEL |
| 16.11.2006 07:45 OB | TOM | INNLØSNING AV OPSJONER TIL ANSATTE OG LEDERE | | MELDEPLIKTIG HANDEL |
| 15.11.2006 07:37 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 15.11.2006 07:37 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 14.11.2006 08:04 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 14.11.2006 08:04 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 13.11.2006 07:45 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 13.11.2006 07:45 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 10.11.2006 11:31 OB | TOM | DISMISSIAL OF RUMORS | | ANDRE BØRSMELDINGER |
| 10.11.2006 11:31 OB | TOM | TOMRA TILBAKEVISER RYKTER | | ANDRE BØRSMELDINGER |
| 09.11.2006 08:45 OB | TOM | CAPITAL MARKETS DAY PRESENTATION MATERIAL | 4960K | PRESENTASJONSMATERIALE |
| 09.11.2006 08:45 OB | TOM | KAPITALMARKEDSDAGSPRESENTASJON | 4960K | PRESENTASJONSMATERIALE |
| 08.11.2006 07:36 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 08.11.2006 07:36 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 07.11.2006 07:41 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 07.11.2006 07:41 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 06.11.2006 08:32 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 06.11.2006 08:32 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 03.11.2006 08:41 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 03.11.2006 08:41 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 02.11.2006 08:52 OB | TOM | NOTIFICATION OF TRADE | | MELDEPLIKTIG HANDEL |
| 02.11.2006 08:52 OB | TOM | MELDEPLIKTIG HANDEL | | MELDEPLIKTIG HANDEL |
| 02.11.2006 08:32 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 02.11.2006 08:32 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 01.11.2006 08:18 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 01.11.2006 08:17 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 27.10.2006 08:57 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 27.10.2006 08:56 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 26.10.2006 08:36 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 26.10.2006 08:35 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 24.10.2006 08:33 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 24.10.2006 08:33 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 20.10.2006 07:38 OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 20.10.2006 07:38 OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 18.10.2006 12:02 OB | TOM | FLAGGING TOMRA ASA | | FLAGGING |
| 18.10.2006 12:02 OB | TOM | TRADE SUBJECT TO NOTIFICATION - TOMRA ASA | | FLAGGING |
| 17.10.2006 16:32 OB | TOM | THIRD QUARTER 2006 RESULTS | 1084K 1099K | DELÅRSRESULTAT |
| 17.10.2006 16:32 OB | TOM | TREDJE KVARTAL 2006 | 1084K 1099K | DELÅRSRESULTAT |

| | | | |
|---|---|---|---|
| 06.10.2006 07:38OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |
| 06.10.2006 07:38OB | TOM | TILBAKEKJØP AV EGNE AKSJER | MELDEPLIKTIG HANDEL |
| 04.10.2006 08:32OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |
| 04.10.2006 08:32OB | TOM | TILBAKEKJØP AV EGNE AKSJER | MELDEPLIKTIG HANDEL |
| 27.09.2006 07:38OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |
| 27.09.2006 07:37OB | TOM | TILBAKEKJØP AV EGNE AKSJER | MELDEPLIKTIG HANDEL |
| 26.09.2006 08:41OB | TOM | TILBAKEKJØP AV EGNE AKSJER | MELDEPLIKTIG HANDEL |
| 26.09.2006 08:41OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |
| 25.09.2006 12:30OB | TOM | INVITATION TO 3Q 2006 PRESENTATION | FINANSIELL KALENDER |
| 25.09.2006 12:30OB | TOM | INVITASJON TIL PRESENTASJON AV 3KV 2006 | FINANSIELL KALENDER |
| 22.09.2006 07:35OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |
| 22.09.2006 07:35OB | TOM | TILBAKEKJØP AV EGNE AKSJER | MELDEPLIKTIG HANDEL |
| 21.09.2006 07:42OB | TOM | PURCHASE OF TREASURY SHARES | MELDEPLIKTIG HANDEL |

**190** funnet : [1] [2]

OSLO BØRS NewsWeb

Ticker: TOM Ant meldinger: 95 Fra: 01.01.2006 Marked: --- alle ---
Meldingstype: --- alle --- Til: 31.12.2006 Vis

| Dato/tid | Marked | Ticker | Melding | Vedlegg | Meldingstype |
|---|---|---|---|---|---|
| 21.09.2006 07:42 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 19.09.2006 08:43 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 19.09.2006 08:39 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 15.09.2006 07:30 | OB | TOM | CHANGE IN CAPITAL STRUCTURE | | ANDRE BØRSMELDINGER |
| 15.09.2006 07:30 | OB | TOM | ENDRING AV KAPITALSTRUKTUR | | ANDRE BØRSMELDINGER |
| 14.09.2006 07:47 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 14.09.2006 07:47 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 12.09.2006 07:45 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 12.09.2006 07:44 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 08.09.2006 08:14 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 08.09.2006 08:14 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 07.09.2006 07:54 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 07.09.2006 07:54 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 06.09.2006 07:45 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 06.09.2006 07:44 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 04.09.2006 08:15 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 04.09.2006 08:15 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 31.08.2006 07:33 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 31.08.2006 07:33 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 30.08.2006 07:51 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 30.08.2006 07:51 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 25.08.2006 08:21 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 25.08.2006 08:21 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 24.08.2006 07:50 | OB | TOM | PURCHASE OF TREASURY SHARES (MELDEPLIKTIG HANDEL) | | MELDEPLIKTIG HANDEL |
| 24.08.2006 07:50 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER (MELDEPLIKTIG HANDEL ) | | MELDEPLIKTIG HANDEL |
| 23.08.2006 08:37 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 23.08.2006 08:37 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 16.08.2006 08:37 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 16.08.2006 08:36 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 15.08.2006 07:35 | OB | TOM | PURCHASE OF TREASURY SHARES | | MELDEPLIKTIG HANDEL |
| 15.08.2006 07:35 | OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | MELDEPLIKTIG HANDEL |
| 14.08.2006 14:10 | OB | TOM | NEDSETTELSE AV AKSJEKAPITAL | | FIRMAATTEST |
| 14.08.2006 14:09 | OB | TOM | REDUCTION OF SHARE CAPITAL | | FIRMAATTEST |
| 08.08.2006 13:24 | OB | TOM | NO NEW INFORMATION GIVEN | | ANDRE BØRSMELDINGER |
| 08.08.2006 13:24 | OB | TOM | INGEN NY INFORMASJON GITT | | ANDRE BØRSMELDINGER |
| 08.08.2006 12:26 | OB | TOM | OSLO BØRS - MATCHING HALT ENDS | | BØRSPAUSE |
| 08.08.2006 12:01 | OB | TOM | OSLO BØRS - MATCHING HALT | | BØRSPAUSE |
| 14.07.2006 07:38 | OB | TOM | RESULTATER FOR ANDRE KVARTAL 2006 | 201K 1622K | DELÅRSRESULTAT |
| 14.07.2006 07:38 | OB | TOM | SECOND QUARTER 2006 RESULTS | 201K 1622K | DELÅRSRESULTAT |
| 21.06.2006 11:21 | OB | TOM | INVITASJON TIL PRESENTASJON AV 2KV 2006 | | FINANSIELL KALENDER |

| | | | | | |
|---|---|---|---|---|---|
| 21.06.2006 11:20OB | TOM | INVITATION TO 2Q 2006 PRESENTATION | | | FINANSIELL KALENDER |
| 07.06.2006 07:35OB | TOM | ACQUISITION OF COMMODAS GMBH | | | AVTALER |
| 07.06.2006 07:35OB | TOM | OPPKJØP AV COMMODAS GMBH | | | AVTALER |
| 06.06.2006 11:17OB | TOM | FLAGGING I TOMRA ASA | | | FLAGGING |
| 02.06.2006 13:04OB | TOM | OSLO BØRS - MATCHING HALT ENDS | | | BØRSPAUSE |
| 02.06.2006 13:02OB | TOM | ORDER FROM TESCO | | | AVTALER |
| 02.06.2006 13:02OB | TOM | ORDRE FRA TESCO | | | AVTALER |
| 02.06.2006 13:01OB | TOM | OSLO BØRS - MATCHING HALT | | | BØRSPAUSE |
| 01.06.2006 10:52OB | TOM | TRADE SUBJECT TO NOTIFICATION - TOMRA ASA | | | FLAGGING |
| 01.06.2006 10:52OB | TOM | FLAGGING TOMRA ASA | | | FLAGGING |
| 22.05.2006 13:21OB | TOM | OSLO BØRS - MATCHING HALT ENDS | | | BØRSPAUSE |
| 22.05.2006 13:17OB | TOM | TOMRA & SUMITOMO SIGN PARTNERSHIP AGREEMENT | | | AVTALER |
| 22.05.2006 13:17OB | TOM | TOMRA & SUMITOMO SIGNERER PARTNERSKAPSAVTALE | | | AVTALER |
| 22.05.2006 13:17OB | TOM | OSLO BØRS - MATCHING HALT | | | BØRSPAUSE |
| 04.05.2006 07:41OB | TOM | TRADING EX. DIVIDEND | | | EKS.DATO |
| 04.05.2006 07:41OB | TOM | HANDEL EKS. UTBYTTE | | | EKS.DATO |
| 04.05.2006 07:40OB | TOM | MINUTES FROM ANNUAL MEETING OF SHAREHOLDERS | | 45K | GENERALFORSAMLINGSINFO |
| 04.05.2006 07:40OB | TOM | PROTOKOLL FRA GENERALFORSAMLING | | 34K | GENERALFORSAMLINGSINFO |
| 20.04.2006 08:47OB | TOM | FIRST QUARTER 2006 RESULTS | 1045K | 291K | DELÅRSRESULTAT |
| 20.04.2006 08:46OB | TOM | RESULTATER FOR FØRSTE KVARTAL 2006 | 1045K | 291K | DELÅRSRESULTAT |
| 18.04.2006 11:51OB | TOM | ANNUAL INFORMATION | | 126K | ÅRSOVERSIKT |
| 18.04.2006 11:49OB | TOM | ÅRLIG OVERSIKT | | 126K | ÅRSOVERSIKT |
| 07.04.2006 14:54OB | TOM | TOMRA - INVITATION TO ANNUAL GENERAL MEETING | | 36K | GENERALFORSAMLINGSINFO |
| 07.04.2006 14:53OB | TOM | TOMRA - INVITASJON TIL ORDINÆR GENERALFORSAMLING | | 37K | GENERALFORSAMLINGSINFO |
| 07.04.2006 14:32OB | TOM | TOMRA`S ANNUAL REPORT 2005 PUBLISHED | | 1712K | TRYKT ÅRS/DELÅRSRAPPORT |
| 07.04.2006 14:31OB | TOM | TOMRAS ÅRSRAPPORT 2005 PUBLISERT | | 1701K | TRYKT ÅRS/DELÅRSRAPPORT |
| 29.03.2006 13:45OB | TOM | INVITATION TO 1Q 2006 PRESENTATION | | | FINANSIELL KALENDER |
| 29.03.2006 13:44OB | TOM | INVITASJON TIL PRESENTASJON AV 1KV 2006 | | | FINANSIELL KALENDER |
| 29.03.2006 11:35OB | TOM | OSLO BØRS - MATCHING HALT ENDS | | | BØRSPAUSE |
| 29.03.2006 11:32OB | TOM | DECISION IN EU COMMISSION`S CASE AGAINST TOMRA | | | ANDRE BØRSMELDINGER |
| 29.03.2006 11:32OB | TOM | VEDTAK I EU-KOMMISJONENS SAK MOT TOMRA | | | ANDRE BØRSMELDINGER |
| 29.03.2006 11:32OB | TOM | OSLO BØRS - MATCHING HALT | | | BØRSPAUSE |
| 06.03.2006 07:39OB | TOM | REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS | | | MELDEPLIKTIG HANDEL |
| 06.03.2006 07:38OB | TOM | INNLØSNING AV OPSJONER TIL ANSATTE OG LEDERE | | | MELDEPLIKTIG HANDEL |
| 02.03.2006 07:41OB | TOM | ORDER FROM GERMANY | | | AVTALER |
| 02.03.2006 07:41OB | TOM | ORDRE FRA TYSKLAND | | | AVTALER |
| 23.02.2006 07:33OB | TOM | PURCHASE OF TREASURY SHARES | | | MELDEPLIKTIG HANDEL |
| 23.02.2006 07:33OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | | MELDEPLIKTIG HANDEL |
| 21.02.2006 07:41OB | TOM | PURCHASE OF TREASURY SHARES | | | MELDEPLIKTIG HANDEL |
| 21.02.2006 07:40OB | TOM | TILBAKEKJØP AV EGNE AKSJER | | | MELDEPLIKTIG HANDEL |

| | | | | |
|---|---|---|---|---|
| 15.02.2006 07:35 OB | TOM | FOURTH QUARTER RESULTS 2005 | 385K | DELÅRSRESULTAT |
| 15.02.2006 07:34 OB | TOM | RESULTATER FRA 4. KVARTAL 2005 | 385K | DELÅRSRESULTAT |
| 13.02.2006 08:58 OB | TOM | KONVERTERING TIL IFRS | 53K | ANDRE BØRSMELDINGER |
| 13.02.2006 08:58 OB | TOM | IFRS CONVERSION | 53K | ANDRE BØRSMELDINGER |
| 25.01.2006 16:04 OB | TOM | CORRECTION: INVITATION TO 4Q 2005 PRESENTATION | | FINANSIELL KALENDER |
| 25.01.2006 09:47 OB | TOM | INVITATION TO 4Q 2005 PRESENTATION | | FINANSIELL KALENDER |
| 25.01.2006 09:47 OB | TOM | INVITASJON TIL PRESENTASJON AV 4KV 2005 | | FINANSIELL KALENDER |
| 16.01.2006 10:18 OB | TOM | ORDER FROM THE U.S. | | AVTALER |
| 16.01.2006 10:18 OB | TOM | ORDRE FRA USA | | AVTALER |
| 11.01.2006 14:33 OB | TOM | OSLO BØRS - MATCHING HALT ENDS | | BØRSPAUSE |
| 11.01.2006 14:32 OB | TOM | ORDER FROM GERMANY | | AVTALER |
| 11.01.2006 14:32 OB | TOM | ORDRE FRA TYSKLAND | | AVTALER |
| 11.01.2006 14:31 OB | TOM | OSLO BØRS - MATCHING HALT | | BØRSPAUSE |
| 02.01.2006 10:11 OB | TOM | FINANCIAL CALENDAR 2006 | | FINANSIELL KALENDER |
| 02.01.2006 10:11 OB | TOM | FINANSIELL KALENDER 2006 | | FINANSIELL KALENDER |

**190** funnet : [1] [2]

22.02.07 07:31 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 530,000 own shares at an average price of NOK 50.68 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,601,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 21 February 2007
Tomra Systems ASA

21.02.07 07:43 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 380,000 own shares at an average price of NOK 48.22 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,071,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 20 February 2007
Tomra Systems ASA

20.02.07 11:44 Marked=OB **TOM DISCLOSURE OF HOLDINGS** flagging

12 February 2007 Taube Hodson Stonex Partners Limited received an in-specie transfer of 3,215,800 shares in Tomra Systems ASA and as a result their percentage holding crossed the 5% disclosure threshold. A further trade of 126,000 shares was made in the market at 16:42 on the same day. The total client holding which is controlled by Taube Hodson Stonex Partners now stands at 10,440,700 which represent 6.01% of the issued capital.

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19.02.07 07:34 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

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Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 46.87 per share at Oslo Stock Exchange. After this transaction Tomra holds 9,691,547 treasury shares, of which 8,951,647 will be amortized in accordance with resolution from the extraordinary shareholders meeting 19 December 2006.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 16 February 2007
Tomra Systems ASA

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